FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934
                                     ----


                                 July 10, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                 Form 20-F    X                    Form 40-F
                            ----                               ----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                 Yes                               No    X
                            ----                        ----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                 Yes                               No   X
                            ----                       ----


         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                 Yes                               No   X
                            ----                       ----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                                Total Pages: 3

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                     Smith & Nephew plc
                                                     (Registrant)


Date:  July 10, 2003                           By:   /s/ Paul Chambers
                                                     ---------------------
                                                     Paul Chambers
                                                     Company Secretary



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

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM CANADA, AUSTRALIA OR JAPAN


9 July 2003

Smith & Nephew: response to Centerpulse and InCentive Capital statements

Smith & Nephew plc notes the statements made today by the Boards of Centerpulse AG and InCentive Capital AG regarding the current offers to acquire Centerpulse.

Smith & Nephew is convinced that a combination of its own business with that of Centerpulse will offer shareholders, employees and customers of both companies a superior opportunity for enhanced long-term value.

Smith & Nephew is continuing to review its options. Pending the outcome of that review, Centerpulse and InCentive Capital shareholders are strongly advised to take no action in respect of the Zimmer offers. Under Swiss takeover legislation all offers will remain open for acceptances until 27 August.


Enquiries:

Smith & Nephew
Angie Craig                                          Tel: +44 (0)20 7401 7646
Corporate Affairs Director

Financial Dynamics
Jonathan Birt                                        Tel: +44 (0)20 7831 3113


United States of America

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC's Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the US information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com


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